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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                   FORM 12b-25


                        Commission file number: 333-6440

(Check one):

[  ]     Form 10-K or Form 10-KSB
[  ]     Form 11-K
[  ]     Form 20-F
[X]      Form 10-Q or Form 10-QSB
[  ]     Form N-SAR

For Period Ended:  June 30, 2000


[ ]  Transition Report on Form 10-K or Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q or Form 10-QSB
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:


     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 1 (Financial Statements) and Item 2 (Management's Discussion and Analysis) of Part I of Form 10-QSB, and Exhibit 27.1 (Financial Data Schedule).


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                                     PART I
                             REGISTRANT INFORMATION

Q-Seven Systems, Inc.
(Full Name of Registrant)

Mittelstr. 11-13, 40789 Monheim, Germany
(Address of Principal Executive Offices)


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed:

(Check box if appropriate)

   | (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense;
   |
   | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, 10-KSB, 20-F or Form N-SAR, or portion thereof will be filed on
[ ]| or before the 15th calendar day following the  prescribed  due date; or the
   | subject quarterly report or transition report on Form 10-Q, 10-QSB or | portion thereof will be filed on or before the fifth calendar day following | the prescribed due date; and
   |
   | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) | has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The registrant's interim financial statements for the period ended June 30, 2000 (the "Interim Financial Statements") have not yet been compiled. Without the Interim Financial Statements, the registrant has been unable to complete
Item 1 (Financial Statements) and Item 2 (Management's Discussion and Analysis) of Part I of Form 10-QSB, and Exhibit 27.1 (Financial Data Schedule).

     Due to a cash flow problem, which the registrant's management believes has now been resolved, the registrant was unable to pay the accounting firm it uses to compile the Interim Financial Statements. Pending the receipt of payment, the accounting firm did not commence with the preparation of the Interim Financial Statements. However, the registrant has now reached an agreement with the accounting firm pursuant to which the preparation of the Interim Financial Statements has begun.


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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Philipp S. Kriependorf
(Name)

011-49-2173-392 20
(Area code and telephone Number) .

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding 12 months of for such shorter period that the registrant was required to file such report(s) been filed?
                                                  [X] Yes [ ] No

If the answer is no, identify report(s).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Management believes that the registrant's adult entertainment business, offered through X-Real Intertainment, Inc. Ltd., has increased significantly since last year. In addition, the sale of licenses to the registrant's User
Management Software only commenced in September 1999. Accordingly, the registrant anticipates that the results of its operations for the three and six months ended June 30, 2000 increased significantly from those for the three and six months ended June 30, 1999. At this time, the registrant is unable to quantify this increase because financial statements for the period ended June 30, 2000 have not yet been compiled.


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                              Q-Seven Systems, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 15, 2000            By:      /s/ Philipp S. Kriependorf
                                           __________________________
                                  Name:    Philipp S. Kriependorf
                                  Title:   President and Chief Executive Officer

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